Sub-Item 77Q3:

(a)(i)	The registrant's principal executive officer and principal
financial officer have concluded that the registrant's disclosure control and procedures (as defined in rule 30a-2(c) under the Act (17 CFR 270.30a-2(c)), based on their evaluation of these controls and procedures as of a date within 90 days of the filing date of this report, are appropriately designed to ensure that material information relating to the registrant is made known to such officers and are operating effectively.

(a)(ii) The registrant's principal executive officer and principal financial officer have determined that there have been no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including corrective actions with regard to significant deficiencies and material weaknesses.

(a)(iii) See attached certifications.